SUB-ITEM 77C(a): Exhibits

SELIGMAN SELECT MUNICIPAL FUND, INC.
PROXY RESULTS

Seligman Select Municipal Fund Stockholders voted on the following proposals At the Annual Meeting of Stockholders on May 15, 2006, in New York, NY. The description of each proposal and number of shares voted are as follows:

Election of Directors:


                                  For Withheld
                          ----------     ----------
 General John R. Galvin   11,656,722       497,216
 William C. Morris        11,665,563       488,375
 Robert L. Shafer         11,662,183       491,755

Ratification of Deloitte & Touche LLP as independent auditors:

                  For              Against            Abstain
               ----------         --------           ---------
               11,925,812          74,944             153,182